UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

 (Free English Translation)

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

C.N.P.J. nº 90.400.888/0001-42

NIRE 35.300.332.067

NOTICE TO THE MARKET

Banco Santander (Brasil) S.A. (“Santander Brasil”), in accordance with article 12, paragraph 6, of CVM Instruction No. 358 of January 3, 2002, informs that on March 22, 2012 it received the following notice from Banco Santander, S.A.:

“In fulfillment of article 12, paragraph 4, of CVM Instruction No. 358, of January 3, 2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”), Banco Santander, S.A., a corporation organized under the laws of Spain, informs that:

(a)        Banco Santander, S.A. reduced its interest in the capital stock of Santander Brasil in 5.76%, which results in the increase of the free-float of the Company to 24.12%;

(b)       Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) results from the following transactions:

(i)        the transfer of 4.41% of the Company’s capital stock carried out in January 2012, under the terms of the Company’s Notice dated January 9, 2012,

(ii)       the sale of 0.58% of the capital stock of the Company carried out until the date hereof, and

(iii)      the transfer of 0.77% of the Company’s capital stock carried out on the date hereof to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds. The issuance of such exchangeable bonds by Santander Spain was object of a Material Fact dated October 29, 2010.

Banco Santander, S.A., directly and indirectly, now holds 76.42% of the voting capital and 75.61% of the total capital of Santander Brasil.”

São Paulo, March 22, 2012.

Carlos Alberto Lopez Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 22, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer